SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 _________________

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

 _________________

MOD-PAC Corp.

(Name of the Issuer)

_________________

MOD-PAC Corp. Rosalia Capital LLC Mandan Acquisition Corp. Kevin T. Keane Daniel G. Keane LeCaron Enterprises Corp.

Common Stock, par value $.01 per share Class B Stock, par value $.01 per share

(Title of Class of Securities)

●

607495108 (Common Stock) 607495207 (Class B Stock)

(CUSIP Number of Class of Securities)

_________________

MOD-PAC Corp. 1801 Elmwood Avenue Buffalo, NY 14207 (716) 873-0640	Daniel G. Keane c/o MOD-PAC Corp. 1801 Elmwood Avenue Buffalo, NY 14207 (716) 873-0640

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

 _________________

With copies to

Hodgson Russ LLP The Guaranty Building 140 Pearl Street, Suite 100 Buffalo, NY 14202-4040 Attn: Robert J. Olivieri, Esq. (716) 856-4000	Harter Secrest & Emery LLP Twelve Fountain Plaza, Suite 400 Buffalo, New York 14202 Attn: Anthony D. Mancinelli, Esq. (716) 853-1616	Schulte Roth & Zabel LLP 919 3rd Avenue New York, NY 10022 Attn: Peter Jonathan Halasz, Esq. (212) 756-2000

 _________________

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$22,167,835	$3,024

*

The filing fee of $3,024 was determined by multiplying .00013640 by the aggregate merger consideration of $22,167,835. The aggregate merger consideration was calculated based on the sum of (i) 2,240,037 outstanding shares of Common Stock as of June 29, 2013 to be acquired pursuant to the merger multiplied by the merger consideration of $8.40 per share, (ii) 269,415 outstanding shares of Class B Stock as of June 29, 2013 to be acquired pursuant to the merger multiplied by the merger consideration of $8.40 per share and (iii) 290,250 outstanding shares of Common Stock underlying outstanding options as of June 29, 2013 to be acquired pursuant to the merger with an exercise price of $8.40 or less multiplied by the excess of the merger consideration of $8.40 per share over the weighted average exercise price of $4.65.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,024	Filing Party:	MOD-PAC Corp.
Form or Registration No.:	Schedule 14A and Schedule 14A/3	Date Filed:	May 14, 2013 and August 13, 2013

Introduction

This Amendment No. 4 to Rule 13E-3 Transaction Statement, together with the exhibits hereto (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) MOD-PAC Corp. (the “Company”), a New York corporation and the issuer of the shares of Common Stock, par value $.01 per share (the “Common Stock”) and Class B Stock, par value $.01 per share (the “Class B Stock” and together with the Common Stock, the “Company Stock”) that is subject to the Rule 13e-3 transaction; (ii) Rosalia Capital LLC (“Parent”), a Delaware limited liability company; (iii) Mandan Acquisition Corp. (“Merger Sub”), a New York corporation and wholly owned subsidiary of Parent; (iv) Kevin T. Keane, Chairman of the Board of Directors of Company (“KTK”); (v) Daniel G. Keane, President and Chief Executive Officer of the Company (“DGK”), and (vi) LeCaron Enterprises Corp. (“Family Corp.”), a Delaware corporation.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of April 11, 2013 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Parent, and Merger Sub. If the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under New York law as the surviving corporation in the merger. Upon completion of the Merger, each share of Company Stock, other than shares owned by the Company, Parent, Merger Sub, and the Filing Persons, will be converted into the right to receive $8.40 per share in cash, without interest and less any required withholding taxes. Following the completion of the Merger, the Common Stock will no longer be publicly traded, and holders (other than the Filing Persons and any other Person who may have an ownership interest in the Company, through their respective interests in Family Corp. and Parent) of the Common Stock and Class B Stock that has been converted into the right to receive such cash amount will cease to have any ownership interest in the Company.

Acting upon the recommendation of a special transaction committee of the Company’s board of directors consisting solely of disinterested directors, the Company’s board of directors (other than KTK and DGK, who abstained and recused themselves from all discussions related to the Merger) determined that the Merger Agreement and the transactions contemplated thereby (including the Merger) are fair to, and in the best interests of, the Company and the Public Shareholders, approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended approval and adoption of the Merger Agreement by the shareholders of the Company at a special meeting of the Company shareholders held for such purpose. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including, without limitation, that a majority of the votes cast at the special meeting, excluding the votes in respect of shares beneficially owned by KTK and DGK and the other Family Shareholders and their respective affiliates and associates, be cast in favor of approving the Merger and adopting the Merger Agreement.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from shareholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits, and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

The information concerning the Company contained in this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in this Schedule 13E-3 and the Proxy Statement has been supplied by such Filing Person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information

(a) Name and address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

MOD-PAC Corp.

1801 Elmwood Avenue

Buffalo, NY 14207

(716) 873-0640

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“Important Information Concerning the Company—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning the Company—Market Price of the Company’s Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning the Company—Market Price of the Company’s Common Stock”

(e) Prior public offerings. Not applicable.

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning the Company—Transactions in Company Stock”

The following table sets forth the Company options to acquire Common Stock granted to KTK and DGK during the past two years as part of their respective compensation:

Recipient	Grant Date	No. of Shares	Exercise Price Per Share	Vesting/Expiration

Kevin T. Keane	12/2/2011	5,900	$5.90	*
Daniel G. Keane	12/2/2011	12,500	$5.90	*

_____________________

* All of the options vest six months from the date of grant and terminate ten years from the date of grant

During the past two years, (i) Parent and Merger Sub have not purchased any shares of Company Stock and (ii) KTK and DGK have not purchased any shares of Company Stock, except as follows:

(a) Stock option to acquire 2,500 shares of Common Stock granted to KTK on December 2, 2011, as set forth in the table above;

(b) Stock option to acquire 12,500 shares of Common Stock granted to DGK on December 2, 2011, as set forth in the table above; and

(c) Acquisition by DGK of 31,921 shares of Common Stock on January 17, 2013 pursuant to the exercise of stock options at an exercise price of $5.392 per share.

Item 3.	Identity and Background of Filing Person

(a) - (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Important Information Concerning the Company”

“Special Factors—The Parties to the Merger”

Set forth below are the names, the present principal occupations or employment, telephone number and the name, principal business, and address of any corporation or other organization in which such occupation or employment is conducted and the five–year employment history of each of the Filing Persons (other than the Company). During the past five years, none of the persons or entities described have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified is a United States citizen.

KTK and DGK are the sole directors and officers of Family Corp., Parent and Merger Sub. KTK and DGK are the sole beneficial owners of Family Corp., which in turn is the sole member of Parent, which in turn is the sole shareholder of Merger Sub.

Name	Business Address	Employment History
Rosalia Capital LLC Mandan Acquisition Corp. LeCaron Enterprises Corp.	c/o LeCaron Enterprises Corp. P.O. Box 754 Buffalo, NY 14207 N/A	N/A

Kevin T. Keane	c/o MOD-PAC Corp. 1801 Elmwood Avenue Buffalo, NY 14207 (716) 873-0640	The Company Chairman of the Board of Directors since 2002

Daniel G. Keane	c/o MOD-PAC Corp. 1801 Elmwood Avenue Buffalo, NY 14207 (716) 873-0640	The Company’s President and Chief Executive Officer since 2002

Item 4.	Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Merger Agreement—Effect of the Merger on the Company Stock”

“The Merger Agreement—Treatment of Stock Options and Employee Stock Purchase Plan”

“The Merger Agreement—Payment for the Company Stock in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family Corp., Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Material United States Federal Income Tax Considerations”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

Annex A: Agreement and Plan of Merger

(d) Appraisal rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Dissenters’ Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Public Shareholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) (1) - (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Certain Agreements Involving Common Stock; Certain Transactions between the Family Shareholders and the Company”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family Corp., Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors— Positions of the Family Shareholders as to the Fairness of the Merger”

“Special Factors— Positions of Family Corp., Parent and Merger Sub as to the Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Certain Agreements Involving Company Stock; Certain Transactions between the Family Shareholders and the Company”

Annex A: Agreement and Plan of Merger

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“Certain Agreements Involving Company Stock; Certain Transactions between the Family Shareholders and the Company”

Annex E: Rollover Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Company Stock”

“The Merger Agreement—Treatment of Stock Options and Employee Stock Purchase Plan”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family Corp., Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Company Stock”

“The Merger Agreement—Treatment of Stock Options and Employee Stock Purchase Plan”

Annex A: Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family Corp., Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Plans for the Company after the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family Corp., Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors— Positions of the Family Shareholders as to the Fairness of the Merger”

“Special Factors— Positions of Family Corp., Parent and Merger Sub as to the Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family Corp., Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material United States Federal Income Tax Considerations”

“The Merger Agreement—Structure of the Merger”

Annex A: Agreement and Plan of Merger

Item 8.	Fairness of the Transaction

(a) - (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors— Purpose and Reasons of Family Corp., Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors— Positions of the Family Shareholders as to the Fairness of the Merger”

“Special Factors— Positions of Family Corp., Parent and Merger Sub as to the Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Annex B: Opinion of Western Reserve Capital Partners LLC

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Questions and Answers about the Special Meeting and the Merger”

(f) Other offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Background of the Merger”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

(a) - (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Opinion of the Special Committee’s Financial Advisor”

“Where You Can Find Additional Information”

Annex B: Opinion of Western Reserve Capital Partners LLC

Item 10.	Source and Amounts of Funds or Other Consideration

(a) - (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Financing of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Merger Agreement—Fees and Expenses”

Item 11.	Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning the Company—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Certain Agreements Involving Company Stock; Certain Transactions between the Family Shareholders and the Company”

“Important Information Concerning the Company—Transactions in Company Stock”

In the ordinary course of business, employees of the Company are permitted to purchase shares of Common Stock pursuant to the Company’s Employee Stock Purchase Plan (the “ESPP”). In addition, from time to time in the ordinary course of business, pursuant to the terms of its existing stock option plans the Company has granted options to purchase shares of Common Stock. Pursuant to the terms of the Merger Agreement, the ESPP will be terminated effective as of the effective time of the Merger, and all amounts contributed to the ESPP during the active offering period under the ESPP as of immediately prior to such effective time, increased by interest pursuant to the terms of the ESPP, will be returned to the participants in the ESPP, subject to applicable withholding taxes.

Annex A: Agreement and Plan of Merger

Item 12.	The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family Corp., Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting—Required Vote”

“Certain Agreements Involving Company Stock; Certain Transactions between the Family Shareholders and the Company”

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family Corp., Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors— Positions of the Family Shareholders as to the Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

Item 13.	Financial Information

(a) Financial statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Concerning the Company — Selected Financial Information”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 15 of the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 are incorporated herein by reference.

(b) Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.	Additional Information

(b) Golden parachute compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a) (1) Proxy Statement of MOD-PAC Corp. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Press Release dated April 11, 2013 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed April 15, 2013, as amended and restated by the Company’s Current Report on Form 8-K/A (Amendment No. 1), filed April 16, 2013, and incorporated herein by reference).

(b) Commitment Letter, dated April 8, 2013, between M&T Bank and Mandan Acquisition Corp. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed April 15, 2013, as amended and restated by the Company’s Current Report on Form 8-K/A (Amendment No. 1), filed April 16, 2013, and incorporated herein by reference).

(c) (1) Opinion, dated April 11, 2013, of Western Reserve Partners LLC to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2) Fairness Opinion Presentation, dated April 11, 2013, of Western Reserve Partners LLC to the Special Committee of the Board of Directors of the Company.*

(c)(3) Project Valentine Valuation Analysis, dated January 2, 2013, of Daroth Capital Advisors LLC.*

(d) (1) Agreement and Plan of Merger, dated as of April 11, 2013, among MOD-PAC Corp., Rosalia Capital LLC and Mandan Acquisition Corp. (incorporated herein by reference to Annex A of the Proxy Statement).

(d) (2) Voting Agreement, dated as of April 11, 2013, by and among MOD-PAC Corp., LeCaron Enterprises Corp., Rosalia Capital LLC and the shareholders of MOD-PAC Corp. signatory thereto (incorporated herein by reference to Annex D of the Proxy Statement).

(d) (3) Rollover Agreement, dated as of April 11, 2013, by and among LeCaron Enterprises Corp. and the shareholders of MOD-PAC Corp. signatory thereto (incorporated herein by reference to Annex E of the Proxy Statement).

(d) (4) Contribution Agreement, dated as of April 11, 2013, by and between LeCaron Enterprises Corp. and Rosalia Capital LLC (incorporated herein by reference to Annex F of the Proxy Statement).

(f) Sections 623 and 910 of the New York Business Corporation Law, incorporated herein by reference to Annex G of the Proxy Statement.

(g) None.

________________________________

* previously filed on May 14, 2013

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 22, 2013

MOD-PAC CORP.

By:	/s/ David B. Lupp
Name:	David B. Lupp
Title:	Chief Operating Officer and Chief Financial Officer

ROSALIA CAPITAL LLC

By:	/s/ Daniel G. Keane
Name:	Daniel G. Keane
Title:	President

MANDAN ACQUISITION CORP.

By:	/s/ Daniel G. Keane
Name:	Daniel G. Keane
Title:	President

/s/ Kevin T. Keane
KEVIN T. KEANE

/s/ Daniel G. Keane
DANIEL G. KEANE

LeCARON ENTERPRISES CORP.

By:	/s/ Daniel G. Keane
Name:	Daniel G. Keane
Title:	President